Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Whipr, Inc.
3784 Mission Ave Ste 148
Oceanside, CA 92058
https://whipr.com

Up to $2,499,999.95 in Common Stock at $1.15
Minimum Target Amount: $9,999.25

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Whipr, Inc.
Address: 3784 Mission Ave Ste 148, Oceanside, CA 92058
State of Incorporation: DE
Date Incorporated: May 27, 2020

Terms:

Equity

Offering Minimum: $9,999.25 | 8,695 shares of Common Stock
Offering Maximum: $2,499,999.95 | 2,173,913 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.15
Minimum Investment Amount (per investor): $250.70

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 8% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 5% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 2% Bonus Shares.

<u>Amount-Based:</u>

$500+ | Tier 1

Receive an additional 10% off any order made through our website.

$1000+ | Tier 2

2% Bonus Shares + Whipr hat + additional 10% off an order made through our website.

$2,500+ | Tier 3

3% Bonus Shares + Whipr hat + your choice of a row package ($788 MSRP) or a paddle/ski package ($657 MSRP). Product supplied excluding shipping and taxes.

$5,000+ | Tier 4

4% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and tax

$10,000+ | Tier 5

6% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and taxes.

** Note these perks do stack with the other live offering perks.*

<u>**The 10% StartEngine Owners' Bonus**</u>

Whipr will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

We designed a portable ERG machine that fits in your suitcase and can be used for more than 8 different sports like rowing and cross country skiing. Whipr launched on Kickstarter and Indiegogo in August 2020 and has sold over USD $5.7 million in product to over 11,500 customers in 8 months. Our board includes our founder Luke Tipple, FUBU's CEO Daymond John and Crossfit legend Rich Froning Jr.

By combining the base unit with our accessories, Whipr can be used to train multiple modalities including stand-up paddling, cross country skiing, rowing, dragon boating, canoeing, kayaking, swimming, and surfing as well as extension exercises for the arms, legs and glutes. Whipr has been granted a utility patent on our base unit and is patent pending on two more of our accessories. Our system is also expanding with highly demanded accessories such as a wall unit for more permanent installations, a pro version for commercial operations, and a subscription service for training and workout videos.

Whipr Inc. was formed in California in May 2020 before being moved to Delaware in October 2020 where the C Corporation is now registered.

Competitors and Industry

The fitness industry has never seen more rapid growth than in the past 2 years. COVID has been a massive driver of in-home fitness solution sales but the industry does not look to be declining anytime soon. Consumers see the desirability of disconnecting from the gym environment and working out at home, outdoors or on the road.

Whipr is the first product of its kind on the market. There are currently no other portable ERG machines on the planet and no full-sized machines that can be used with such versatility. For the consumer, owning and storing the equipment required to train for each of our modalities is impractical and expensive, we offer over $6,000 worth of full-sized machine functionality for around 15% of the cost.

The home fitness ERG/cardio industry is currently dominated by known companies like Peloton, Nordictrack, Concept2, Mirror and Tonal, all of which have valuations of $500m+. We've found our customers often own one or more of these products and purchase Whipr as a complementary device, or do not have the space or budget for these expensive machines and Whipr is the perfect solution. We really are in a league of our own and the demand for this new category is clear from our sales so far.

Current Stage and Roadmap

We are entirely B2C right now and are in the process of evaluating wholesale and international vendor relationships. Manufacturing is currently in Xiamen, China but part of our next expansion plan is to establish additional manufacturing hubs. Our first manufacturing run is in process and we will be delivering our product worldwide from July through September 2021.

We have several new SKU's that build on our core system in development with the capacity and intention to bring them to market in Q4 2021. We expect a large surge in sales and demand once we have inventory in stock and the UGC (user-generated content) from 11,500+ customers proliferates through social media. We will take advantage of this surge to increase sales towards our goal of USD $10M in sales by the end of 2021. The long-term goal for Whipr, Inc. is to build towards a liquidy/acquisition event in the next 12-36 months.

The Team

Officers and Directors

Name: Luke Tipple

Luke Tipple's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Founder
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Oversight and decision making for all aspects of the business. Current compensation is $100,000 per year.

Other business experience in the past three years:

- **Employer:** Delve Creative LLC
  Title: Executive Producer
  Dates of Service: February 01, 2015 - December 31, 2020
  Responsibilities: Creative lead and business development for a production company with clients in the commercial advertising space as well as television.

Other business experience in the past three years:

- **Employer:** Discovery Channel
  Title: Producer and host
  Dates of Service: March 26, 2012 - Present
  Responsibilities: Host and producer of several TV shows such as Nature Minute and various Shark Week episodes.

Other business experience in the past three years:

- **Employer:** ARLU Inc
  Title: President
  Dates of Service: February 26, 2015 - Present
  Responsibilities: Partner. Consulting and television production.

Name: Adrian Lee

Adrian Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Global Supply Chain
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Managing all aspects of the production and product supply chain including sourcing, factory relations, product development, shipment and logistics. Current compensation is $85,000 per year + 5% of GPM on wholesale deals.

Other business experience in the past three years:

- **Employer:** Global Procurement Solutions
  Title: Director of sourcing
  Dates of Service: January 01, 2012 - March 01, 2021
  Responsibilities: Matches manufacturers in Asia with US customers in many diverse industries. Constantly networking US and Asian business communities and creating new supplier options to enhance profitability for all parties. Knowledgeable on many import/export issues such as logistics, HTS codes, duty rates, and cost models.

Other business experience in the past three years:

- **Employer:** Rep Fitness
  Title: Director of Quality
  Dates of Service: August 01, 2018 - February 01, 2020
  Responsibilities: Managed and developed supply chain, strategic sourcing; identified new suppliers to support future growth; analyzed supply market conditions including tactics to mitigate risk. Identified opportunities for continuous improvement in supplier relationships and performance, quality control, inventory management, product cost reduction and supply chain efficiency Regularly visited overseas supplier sites to audit quality, verify capabilities, and manufacturing capacity

Name: Rebecca Tipple

Rebecca Tipple's current primary role is with The Golden Voice. Rebecca Tipple currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 20, 2020 - Present
  Responsibilities: Silent partner with husband Luke Tipple in ARLU Investments LLC, the major shareholder. No salary is attached to this role.

Other business experience in the past three years:

- **Employer:** The Golden Voice
  Title: CEO
  Dates of Service: January 01, 2011 - Present
  Responsibilities: Managing all aspect of The Golden Voice, a vocal training and artist development studio

Name: Richard Little

Richard Little's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: August 15, 2021 - Present
  Responsibilities: Oversee and administrator all day to day operations of the company, advise on strategy, answers directly to CEO. Richard currently receives salary compensation of $125K per year + equity in the form of options.

Other business experience in the past three years:

- **Employer:** RS LITTLE CONSULTING
  Title: President
  Dates of Service: June 01, 2018 - August 01, 2021
  Responsibilities: Cofounder and operator of a consulting practice focused on strategic planning & execution for privately held manufacturing companies and startups. Design strategies to address a variety of business needs such as growth and profitability, controls and infrastructure, efficiency optimization, lean manufacturing, subcontractor relationship management, production offshoring/onshoring, and robotic process automation (RPA).

Other business experience in the past three years:

- **Employer:** ALL ACCESS APPAREL
  Title: COO

Dates of Service: March 01, 2013 - June 01, 2018
Responsibilities: Drove profitability, growth, and transformation by partnering with the CEO to revitalize a struggling private company. Led strategic planning & execution, designed a scalable growth model, and rebuilt infrastructure to support strategic plans, including overhauling the ERP system. Managed P&L.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be

resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the fitness or technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing solutions for portable and home fitness. Our revenues are therefore dependent upon the market for such products and may be influenced positively or negatively by industry trends and as yet unknown factors.

Some of our products are still in prototype phase and might never be operational products
Some of our products are still in development. It is possible that some of them may never make it past development or released to the public. It is possible that the failure to release a product is the result of a change in business model, or some other factor, that would not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in various stages of development and production. The products being sold as pre-orders are all considered to be finalized and ready for production, but there may be changes in the current or future features that may be made that will positively or negatively impact their effectiveness or market appeal. The products listed as 'sneak peaks' and 'beat stage' are currently concepts, prototypes or working beta versions that may never be released or produced. Delays, increased costs of production, and failure of the product to meet our performance estimates may be caused by, among other things, supply chain issues, material availability issues, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the

event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will appropriate the funds towards the most effective revenue generating parts of its business model. In such case our financial forecasts may be rendered inaccurate and our plans for expansion will not be carried out. Should the cumulative funds of our sales and this raise be insufficient to meet our operational needs we may cease operating and you will get no return on or of your investment. If we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our current and new products will fail to gain market acceptance for any number of reasons. If the current or new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that

competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Our product is brand new to the market and to our knowledge there is no other product like it. Although we currently have a very unique market position, we do compete against other recreational activities and fitness product choices. Our business growth depends on the market interest in portable ERG machines over other activities.

We are an early stage company and have not yet generated any profits

Whipr, Inc. was formed on 05/27/2020. In 2020 Whipr, Inc. incurred a net loss but recorded deferred sales that will be realized in 2021. Although we are expecting that the deferred sales from 2020 and the revenue generated from continued pre-sales in 2021 will be significant here is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We have also been given a utility patent allowance for our base station that we are in the process of strengthening with a child patent application process for broader protection. Should this child patent be denied we will have the original patent allowance issued. Due to the value of this utility patent, competitors may misappropriate or violate the rights owned by the Company. It is also important to understand that the current patent allowance is for the US only however we have filed for the same patent in China and intend to file in other countries as we grow. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

Whipr is currently patent pending on the ski and row accessories. These patents may not be issued and there is no guarantee of intellectual property protection for these products. Further, the Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with all proper authorities worldwide. The Company intends to continue to protect its intellectual property portfolio from violations and strengthen existing intellectual property ownerships with broader applications worldwide. It is important to note that unforeseeable costs associated with such practices may invade the capital of the

Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
ARLU Investments LLC (managed by Luke and Rebecca Tipple)	15,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,173,913 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 17,350,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 17,350,000 shares, includes 15,000,000 shares of common stock and 2,350,000 granted/non-granted options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 15,000,000
  Use of proceeds: Founder equity issuance with no cash attached.
  Date: October 09, 2020
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Options
  Final amount sold: $307,663.80
  Use of proceeds: Options have yet to be excised.
  Date: March 22, 2021
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Options
  Final amount sold: $200,009.80
  Use of proceeds: Options have yet to be excised
  Date: March 01, 2021
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Whipr, inc. requires revenue from sales to operate. The company has funded all operations, inclusive of inventory purchases, from funds raised from pre-orders. In 2021 we secured a loan of $880,000 to fund additional purchase orders. The loan is paid back at a percentage of daily sales and essentially pre-pays our cost of goods sold on these sales, substantially relieving Whipr of its cash burden to fund PO's. We are reliant on continued sales for operational funds and factored financing for inventory purchases.

Foreseeable major expenses based on projections:

Whipr's largest cost burden is inventory. With continued sales, we expect that a substantial portion of the cash burden of inventory will be paid for with factored financing. Product development is an area we expect to invest in with products planned both in the hardware and digital space with new products being added to the Whipr ecosystem and filming content for our subscription service as well as the associated server and technology costs of running such a service.

Future operational challenges:

A slight further delay has been incurred in delivery due to the global shopping crisis. We are currently loading containers and shipping, all pre-purchased product is now expected to be delivered by the end of October 2021.

Future challenges related to capital resources:

Shipping is very expensive right now, we are countering by reducing our packaging size to bring it closer to the shipping costs we expect in our forecasts. No real cause for concern here but it’s something we’re watching with keen interest.

Future milestones and events:

Beyond our product launch to market, which we expect to be a significant revenue event, the launch of our subscription service is expected to be substantially beneficial to Whipr. The resulting user-generated content (UGC) and "real product" reviews should support Whipr's growth and encourage our expansion into more factories and manufacturing locations.

Further, we expect that the opportunity to service medical sales will be a lucrative avenue for Whipr, we've also begun talks with select military purchasing officers who have shown interest in the Whipr system for deployed troops.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Whipr has a factored financing loan of $880,000 for inventory purchases. As of the end of May 2021, $404,000 has been drawn and committed to purchase orders. A further $476K is available and expected to be drawn on 6/12/21.

Cash on hand, as of September 13, 2021, amounts to approximately $1.7MM and is held in business checking and savings accounts at Bank of America. Much of this is committed to purchase orders, order fulfillment, and existing product development.

Our corporate credit card has a limit of $34K and we have yet to carry a balance over a billing period.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support future growth initiatives and expansion for manufacturing in multiple regions, reducing our reliance on China.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We do not consider the funds from this campaign as necessary for the viability of Whipr as a company. Our only current debt is factored finance and relieves us of much of the cash expenses related to future purchase orders. Our operational funds are paid by monthly sales and we forecast sales to increase substantially as we begin to deliver the product. That said, without the funds from this campaign our growth will be slowed by a lack of access to funds for expenses related to new product development, additional staffing, inventory purchases, key marketing, and potential licensing opportunities.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raise as outlined by this campaign will not affect our operating capacity. It would be committed to marketing which in turn will generate sales and increase the investments value. If sales were to continue at current levels or higher we can operate indefinately, if they were to significantly drop (more than 50%) or stop entirely the company would be at risk and perhaps cease to operate in approximately 8 months.

How long will you be able to operate the company if you raise your maximum funding goal?

Should we raise the maximum amount offered by this campaign, we expect that the funds will be spent over the next 24 months with 70% of that being in the first 12 months. The assets purchased and developed with these funds are intended to be revenue generating and self-supporting, reducing or negating the need to raise more except under the same model where further cash injection will result in higher profitability for the company. We predict that with these additional assets, and continued sales, the company will be able to operate indefinitely. Should sales stop, and the money from the raise be spent as planned (with reserves), we expect the company could operate for 12-18 months before being forced to cease operations. As of September 13, 2021, we have approximately six months of working capital in reserve.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We expect that after the audit of Whipr is complete, that we will work with Start Engine in raising up to a total of approximately $2.5MM. This is the amount we believe will best serve our expansion needs. Along with a continued relationship with our factored finance companies, we don't forecast the need to raise again.

Indebtedness

- **Creditor:** Wayflyer
  Amount Owed: $404,000.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2022
  Cash advance on future receivables. Wayflyer is a factor financier who has loaned us funds to pay for the next purchase order. So instead of paying for COGS ourselves Wayflyer takes a portion of daily sales against the debt.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $19,952,500.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

Whipr internally valued the company at a pre-money valuation of approximately $19.95MM, or a 3.5x multiplier of the sales to date since August 2020 of $5.7MM. $4.47MM of presales was completed in Q3-Q4 2020 and will be recognized as revenue in 2021. Our applied multiple is below the current industry standard for e-commerce businesses (5.00x) to reflect the risks associated with investing in an early-stage company.

During Q1 2021, Whipr sold $1MM of product at an ARR of $4MM. With three quarters remaining, Whipr is targetting a downside goal of $8MM with the upside goal of $10MM+ of recognized revenue for 2021.

Also factored into and supporting this valuation is the IP we own in the form of utility patents allowed (one for the base unit and one for the row accessory) and utility patents pending (ski accessory), the $564K in tooling assets we own, our database of over 11,500 customers, and our Advisory Board Members which include FUBU CEO Daymond John and 4 x CrossFit Games champion Rich Froning Jr.

Further considered is our significant potential for sales in the medical space, Whipr is currently participating in two clinical studies after which we expect to be recommended as a preferred device for use in preoperative rehabilitation and certain heart failure mitigation treatments, the treatment pool of which exceeds 3 million patients per year in the US alone.

The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.25 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  96.5%
  We currently achieve a 4+ ROAS so a $10,000 raise would be best directed into continued sales.

If we raise the over allotment amount of $2,499,999.95, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  20.0%
  Several new SKU's would be launched with direct availability to customers without having to go through a pre-order scenario.

- *Inventory*
  30.0%
  Our sales trajectory averages around 400 sales per month. MOQ's for our major SKU's are 2,000 units with a 4 month lead time. We desire to keep at least 2 months of inventory on hand at any one time and a 2,000 MOQ requires around $600k of investment.

- *Company Employment*
  15.0%
  To scale we need to hire a shipping manager as well as bring our financial analyst and growth manager on in a full time capacity.

- *Marketing*
  15.0%
  Marketing funds would include producing media for advertising as well as for our subscription services.

- *Working Capital*
  16.5%
  Having cash on hand will be important as we scale, the conservative use of working capital will be necessary as we scale and increase profitability.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company’s website at https://whipr.com (whipr.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/whipr

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Whipr, Inc.

[See attached]

Whipr, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2020

WHIPR, INC.

TABLE OF CONTENTS

To the Board of Directors of
Whipr, Inc.
Oceanside, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Whipr, Inc. (the "Company") which comprise the balance sheet as of December 31, 2020, and the related statements of operations, changes in stockholder's deficit, and cash flows for the period from May 27, 2020 (inception) through December 31, 2020, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whipr, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the period from May 27, 2020 (inception) to December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company sustained a net loss of $1,450,570 for the period from May 27, 2020 (inception) to December 31, 2020, has an accumulated deficit of $1,450,570 as of December 31, 2020, and has current liabilities in excess of current assets of $1,450,570 as of December 31, 2020. The Company has not yet generated recognized revenues and incurred operating expenses of $1,450,570 for the period from May 27, 2020 (inception) to December 31, 2020. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
August 19, 2021

WHIPR, INC.
BALANCE SHEET
As of December 31, 2020

ASSETS		
Current Assets:		
Cash in bank	$	2,699,060
Accounts receivable		284,240
Total Current Assets		2,983,300
TOTAL ASSETS	$	2,983,300
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued expenses	$	34,698
Related party payable		63,000
Deferred revenue		4,336,172
Total Current Liabilities		4,433,870
Total Liabilities		4,433,870
Stockholders' Deficit:		
Common stock, $0.0001 par value, 20,000,000 shares authorized, 15,000,000 shares issued and outstanding as of December 31, 2020		1,500
Common stock receivable		(1,500)
Additional paid-in capital		-
Accumulated deficit		(1,450,570)
Total Stockholders' Deficit		(1,450,570)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	2,983,300

WHIPR, INC.
STATEMENT OF OPERATIONS
For the period from May 27, 2020 (inception) through December 31, 2020

Revenue	$	-
Operating Expenses:		
Marketing		882,497
Product development		310,548
Other general and administrative		257,525
Total Operating Expenses		1,450,570
Loss from operations		(1,450,570)
Loss before provision for income taxes		(1,450,570)
Provision for income taxes		-
Net Loss	$	(1,450,570)

WHIPR, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
For the period from May 27, 2020 (inception) through December 31, 2020

	Common Stock		Common Stock	Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Receivable	Capital	Deficit	Deficit
Balance at May 27, 2020 (inception)	-	$ -	$ -	$ -	$ -	$ -
Share issuance	15,000,000	1,500	(1,500)	-	-	-
Net loss	-	-	-	-	(1,450,570)	(1,450,570)
Balance at December 31, 2020	15,000,000	$ 1,500	$ (1,500)	$ -	$ (1,450,570)	$ (1,450,570)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

WHIPR, INC.
STATEMENT OF CASH FLOWS
For the period from May 27, 2020 (inception) through December 31, 2020

Cash Flows from Operating Activities		
Net loss	$	(1,450,570)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in operating assets and liabilities:		
(Increase)/decrease in accounts receivable		(284,240)
Increase/(decrease) in accounts payable		34,698
Increase/(decrease) in deferred revenue		4,336,172
Net Cash Provided in Operating Activities		2,636,060
Cash Flows from Financing Activities		
Advances from related parties		170,867
Repayments to related parties		(107,867)
Net Cash Provided by Financing Activities		63,000
Net change in cash in bank		2,699,060
Cash in bank at beginning of year		-
Cash in bank at end of year	$	2,699,060
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Whipr, Inc. (the "Company") was incorporated on October 2, 2020 in the state of Delaware. Whipr, Inc. (the "Predecessor Company"), is a corporation organized May 27, 2020 under the laws of California under common ownership and control as the Company. In October 2020, the Predecessor Company merged with the Company, effectively transferring the Predecessor Company to the Company. The Predecessor Company was dissolved in conjunction with this merger transaction. The Company develops a portable multi-functional ergometer machine.

As of December 31, 2020, the Company has not yet commenced planned principal operations nor generated recognized revenue. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise additional capital through pre-sales of its planned product.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America ("US GAAP") applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company sustained a net loss of $1,450,570 for the period from May 27, 2020 (inception) to December 31, 2020, has an accumulated deficit of $1,450,570 as of December 31, 2020, and has current liabilities in excess of current assets of $1,450,570 as of December 31, 2020. The Company has not yet generated recognized revenues and incurred operating expenses of $1,450,570 for the period from May 27, 2020 (inception) to December 31, 2020.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include plans to raise additional funds through a Regulation Crowdfunding offering and continue pre-sales of its product. The Company's ability to meet its obligations as they become due is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. The Company anticipates fulfilling substantially all of its pre-orders in the next year, which will reduce its liabilities and strengthen its balance sheet position substantially. No assurance can be given that the Company will be able to successfully achieve these plans. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). In accordance with ASC 805-50-45-5, these financial statements include the financial activity of the Predecessor Company for the period from the formation of the Predecessor Company through the merger transaction as though the merger occurred at the beginning of period presented.

The Company has adopted the calendar year as its basis of reporting.

Stock Split

On May 5, 2021, the Company authorized a 100-for-1 stock split on its outstanding common stock and its option pool reservation. In accordance with FASB ASC 505-10-S99-4, all share and per share amounts of the Company for the period presented in these financial statements have been adjusted retroactively to reflect this stock split.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, the Company's cash in bank balance exceeded federally insured limits by $2,199,060.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2020, management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded.

Stock Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a stock receivable as an asset on a balance sheet. When stock receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity/(deficit) on the balance sheet.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in bank, accounts receivable and accounts payable.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
>
> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
>
> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2020, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheet approximates their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019 and retroactively applied to the period presented.

The Company will recognize product revenue as products are delivered to customers. As of December 31, 2020, deferred revenue pertaining to revenue collected but not yet earned amounted to $4,336,172, and are recognized as current liabilities in the balance sheet. The deferred revenues were derived from a pre-sale campaign it conducted in 2020 and continued into 2021 on Kickstarter, Indiegogo, the Company's website, and other channels.

Marketing Expense

Marketing expenses are expensed as incurred.

Product Development

Product development research and development costs are expensed as incurred.

Stock Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is still in the process of evaluating the new standard but expects it to be non-significant to the consolidated financial statements. We have not early adopted this standard.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 4: STOCKHOLDERS' DEFICIT

Capital Structure

On May 5, 2021, the Company authorized a 100-for-1 stock split on its outstanding common stock and its option pool reservation. In accordance with FASB ASC 505-10-S99-4, all share and per share amounts of the Company for the period presented in these financial statements have been adjusted retroactively to reflect this stock split.

The Company has 20,000,000 authorized shares of common stock with par value of $0.0001 per share. As of December 31, 2020, the Company has 15,000,000 issued and outstanding common stock.

Stock Issuances

In 2020, the Company issued 15,000,000 shares of common stock (post-split) to an entity controlled by its founder at an issuance price of $0.0001 par value.

Stock Options

The Company has a stock-based employee compensation plan, the 2020 Equity Plan (the "Plan"), for which 1,500,000 shares of common stock (post-split) were initially reserved for issuance under the Plan to certain employees. Subsequent to year end, the Company approved first a decrease and then an increase in total shares to be reserved for issuance under the Plan, resulting in a reservation of 2,350,000 shares of common stock.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company engaged a related party for consulting services for the Company. For the period from May 27, 2020 (inception) to December 31, 2020, the Company recognized consulting fees amounting to $70,221 under the arrangement. These costs were recorded to general and administrative expenses on the statement of operations.

During the period ended December 31, 2020, the Company received a $63,000 advance from a related party company for general and administrative expenses incurred by the Company during the current period. This advance bears no interest and is considered payable on demand. The balance outstanding as of December 31, 2020 was $63,000.

During the period ended December 31, 2020, the Company received advances totaling $107,867 from a related party for various expenses and cash flow needs. All amounts had been repaid as of December 31, 2020 and no interest expense was incurred related to these advances.

NOTE 6: INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

As of December 31, 2020, the Company had net deferred tax assets before valuation allowance of $405,463 related to net operating loss carryforwards. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the period ended December 31, 2020, cumulative losses through December 31, 2020, and no history of generating taxable income Therefore, a valuation allowance of $405,463 was recorded as of December 31, 2020, reducing the net deferred tax assets to zero. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. Due to the full valuation allowance, the Company's effective tax rate was 0% for the period ended December 31, 2020.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2020, the Company estimates it had net operating loss carryforwards available to offset future taxable income in the amount of $1,450,570, which may be carried forward to offset future income.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020 tax year remains open to examination.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2020, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE 8: SUBSEQUENT EVENTS

Wayfair Credit Agreement

On April 1, 2021, the Company entered into a Merchant Cash Advance Agreement to solely procure up to $880,000 worth of inventory and to be repaid from future sales. In the credit agreement, the lender is entitled to a 7% transaction fee and 35% percent of all the Company's sales receipts on a daily basis until a total of $941,600 is repaid.

Offering under Regulation Crowdfunding

In 2021, the Company raised gross proceeds of $1,009,093, in an offering of its common stock pursuant to an offering under Regulation Crowdfunding through StartEngine, a FINRA approved Regulation Crowdfunding portal, issuing 877,472 shares of common stock at $1.15 per share.

Stock Options

In 2021, the Company granted stock options for 770,500 shares of common stock under the 2020 Equity Plan (the "Plan").

In 2021, the Company approved first a decrease and then an increase in total shares to be reserved for issuance under the Plan, resulting in a reservation of 2,350,000 shares of common stock.

Management's Evaluation

Management has evaluated subsequent events through August 19, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Whipr

Paddle, Ski, Row +


Oversubscribed

Website | Oceanside, CA

A full-sized workout, stored next to your sneakers. Whipr is a portable ERG machine designed for Paddle, Row, Ski, Swim, Surf, Kayak, Canoe, Dragon Boat & multi sport training.

$1,043,387 raised

990 Investors	$20M Valuation
$1.15 Price per Share	$250.70 Min. Investment
Common Shares Offered	Equity Offering Type
$2.5M Offering Max	22 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Whipr's Advisory Board includes FUBU CEO and Shark Tank star Daymond John and 4 x Crossfit Games winner Rich Froning Jr.
- #2 highest funded fitness Kickstarter in history raising $3.51M from 9,100 backers. Pre-sales since August 2020 exceed $5.7M with over 11,500 customers. Over the next 12 months we intend to continue growth with new products, VR compatibility and a subscription service.
- The global fitness industry is an $11 billion market, and Whipr has been granted a strong patent allowance for portable ERG machines and our rowing accessory. Our applications extend beyond this market with medical trials in progress.

Get a full-sized workout from a portable machine

Imagine a rowing machine that fits in a suitcase or a 10-sport trainer that stores next to your sneakers. **That's Whipr.**

Whipr can replace an entire gym's worth of cardio equipment and, fully equipped, still costs less than the leading rowing machine.


Imagine A Rowing Machine That Fits In A Suitcase...

THE PROBLEM

Cardio Machines: Expensive, Bulky, and Non-Portable

Rewards

Get rewarded for investing more into Whipr:

$250+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Tier 1
Receive an additional 10% off any order made through our website.

$1,000+
Investment
Tier 2
2% Bonus Shares + Whipr hat + additional 10% off an order made through our website.

$2,500+
Investment
Tier 3
3% Bonus Shares + Whipr hat + your choice of a row package ($788 MSRP) or a paddle/ski package ($657 MSRP). Product supplied excluding shipping and taxes.

$5,000+
Investment
Tier 4
4% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and tax

Treadmills, rowers, skiers, and bikes are all great - but they are **expensive**, **single-function**, **not portable,** and **not space friendly**.


Cardio Fitness Machines
Are Big Bulky Items

THE SOLUTION

Welcome to Whipr



Whipr is the first machine that answers this problem by creating a portable, multifunctional machine that is also cost-effective.


whipr
BLUETOOTH
WORKOUT COMPUTER
PLANETARY GEARBOX
AIR VENTS
PULL CORD
ANCHOR PUMP

So along with solving spatial and financial issues - we help motivate your workout with our app that tracks and uploads your workouts to online services like Strava, and in the near future will deliver our workout videos (free and subscription).

And lastly, the base unit is VR ready, adding a new level of excitement and motivation to our customer's workouts. We expect to be fully VR compatible by Q4 2021 after our consumer product rollout and subsequent sync with the Holofit Holodias servers.


Welcome to Whipr
whipr
Connect to Whipr

APP & VR Training

We help motivate your work out with our app and our VR ready base unit.

$10,000+
Investment

Tier 5

6% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and taxes.

The above graphic contains images of our beta app which is currently not available to the general public.

THE MARKET

Rowing into a Growing Market

The fitness equipment market size was valued at $11.5 billion in 2019 and is expected to reach $15.2 billion by 2027, registering a CAGR of 3.5% from 2020 to 2027. The cardiovascular training equipment segment, that Whipr is targeting, led in terms of fitness equipment market share in 2019 and is expected to retain its dominance throughout this forecast period (source).

While COVID created a huge boost in-home fitness sales due to gyms shutting their doors we expect the demand for fitness equipment to stay strong. In a survey published in July 2020, online broker TD Ameritrade found that 59% of Americans say they don't plan on renewing their gym memberships once the pandemic is over (source). We believe the opportunity for Whipr in the market, today and in the future, is gigantic.



The global home fitness equipment market is expected to grow by
$3.7 Billion
from 2019 to 2027

Source

OUR TRACTION

We've Been Pretty Busy

And yes, we've only been around for **8 months**.

We launched in August 2020 and have raised over **$5.7 million** in pre-orders and various campaigns since.

Month Over Month growth in the post-campaign period has been 47%, 94%, 80%, 156%, 4%, 5.5% - with the latter two months leveling out our growth commensurate with our advertising, establishing our expected trajectory of an average of 3-5% growth per month.

Here's more on our progress:


Raised over $5.7 million in pre-orders and campaigns.


2020/21 Pre-Orders By $ Amount
(In Millions)
$6
$5
$4
$3
$2
$1
$0
AUG SEP OCT NOV DEC JAN FEB MAR


Expected growth pattern of an average of 3-5% per month.

WHAT WE DO

Paddle. Ski. Row +

The Whipr base unit is the core of our 'ecosystem' - able to be used on its own for plyometric movements or be combined with our patent-pending accessories to train for stand-up paddling, skiing, rowing, swimming, kayaking, surfing, canoeing, and dragon boating.

The base unit is an **ERG machine** - meaning it measures work effort with its onboard computer. The session logs are stored onboard, or transferred to online services like Strava via our app, which also serves as a recording and tracking device.

Here's more on our product line:

Whipr Base Unit







Rowing Accessory

Ski Accessory





Stand Up Paddle Accessory

Kayak Attachment And Paddle





Ankle Straps

Swim & Surf Accessory



How and Where We Will Grow

We run a DTC sales model with products available via our website. We are also establishing wholesale distributor relationships, and have signed deals for Australia and, New Zealand with, the Netherlands, and Korea in negotiations.
Consumer sector:

- Our AOV has grown in 2021 from $521 to $814 and now $830.50 since launching on Shopify.
- Our gross profit margin on our most purchased items averages at 62%. This will increase to 60% when we are no longer in the pre-order stage and selling at MSRP.
- Our Operating Margin averages at 25.7%.
- Initial orders from wholesale businesses are around $50k with their initial test batches.


Average Order Value
$830.50
Gross Profit Margin
62%
Operating Margin
$
%
25.7%
Initial orders from Wholesale business
USD$50k

Medical applications and sales

We are also excited about the potential for growth in the medical space. We are currently participating in two university-led research studies that approached us for the purpose of integrating the Whipr base unit into their treatment plans.

The studies are being conducted at Duke University (1) (late 2021) and the University of Texas, Harry S. Moss Heart Trust for Cardiovascular Research (2) (starting 10/21). The studies are focused on:

1. Perioperative care and rehabilitation for COVID and post-op patients
2. Preventative care and treatment for patients of a non-drug responsive terminal heart condition

The video below shows Whipr being used in the early stages of the University of Texas trials. Should these studies prove successful it may open a market for Whipr in medical sales servicing over 6 million affected patients in the US each year.


Texas University
Harry S. Moss Heart Trust for Cardiovascular Research
"whipr base unit" research viability test
March 10, 2021



“After an extensive search, we have identified Whipr as the best device available to integrate and place in our patients’ homes. The small size, smooth motion, fine adjustment of resistance, and reasonable cost were the key features that attracted the Whipr to our team, and we are working with engineers at Recreational Equipment Incorporated (REI) to build the Whipr into a small, comfortable device to use in our studies.”

Benjamin D. Levine, M.D., FACC, FAHA, FACSM
Director, Institute for Exercise and Environmental Medicine
S. Finley Ewing Jr. Chair for Wellness at Texas Health Presbyterian Dallas
Harry S. Moss Heart Chair for Cardiovascular Research

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*


GROWTH SECTORS
eCommerce
Medical Sales
Wholesale
Hospitality
Military

HOW WE ARE DIFFERENT

We are Making Waves

We believe we are the only portable and space-efficient cardio ERG machine on the market, and also the smallest, most multifunctional machine that is compatible with Virtual Reality training apps.

This means Whipr has created an entirely new segment in the home and travel fitness market.



We are pioneers in portable rowing machines, and in combining them with multiple other functions ensuring **less boredom, more freedom,** and **lower cost** than our competitors.


"Less Boredom,
More Freedom,
And Lower Cost"
whipr

THE VISION

The Next Steps

We plan on...

- **Expanding** the product line and virtual reality training options.
- **Building** out our subscription service
- **Releasing** more SKU's that complement the ecosystem

Here's a sneak peek at our next products

PRO MODEL
The pro model of our base unit is designed for professional use by commercial gyms, hotels (in-room fitness), personal trainers, rehab centers, and medical applications as well as for the home fitness enthusiasts that make up our core following. The production model will be slightly larger and will include features such as a longer cord, finer resistance adjustment, quieter operation, upgraded construction materials, and a high-resolution screen.

WALL MOUNT
Our wall mount enables more permanent installations. We're developing it along with the help of adaptive sports athletes who are not able to use traditional rowers due to being wheelchair-bound. We also see it working really well in rehabilitation centers and home gyms. This is a highly requested item that we expect to sell really well to our current and future client base.



**This product is in development and intended for release in late 2021. The images are computer renderings generated by our design engineers.*

SKI ADAPTER FOR WALL MOUNT
Expanding on our wall mount is a commercial-grade ski attachment for one or two base units. Again, a very highly requested item for users who do not have a convenient door to attach our current travel ski accessory option.



**This product is in development and intended for release in late 2021. The images are computer renderings generated by our design engineers.*

DRAGON BOAT SEAT

The dragon boat seat is an add-on to our rower, turning it into a highly functional training tool for the more than 50 million dragon boat paddlers worldwide (source). This is a highly requested item that we're excited to release.



**This product is in development and intended for release in late 2021. The images are computer renderings generated by our design engineers.*

OUR LEADERSHIP

Meet the Team

Luke Tipple, a well-known Discovery Channel host, is the founder of Whipr. Luke was responsible for its launch, along with customer service, campaign management, web design, video production, and photography from inception through to over $5 million in sales. He's since expanded the contracted and in-house team to include key people to manage finances, advertising, growth management, inventory, manufacturing, future product development, shipping, and logistics.

Luke is joined by Shark Tank star & CEO of FUBU Daymond John who first took interest when the Kickstarter exceeded $1m raised in just 6 days and now serves as an Advisor.





Together we lead a diverse group of industry experts, fitness fanatics, engineers, product designers and marketing specialists. We're carving out a new niche in the fitness industry, and we have the product and the people to own it.

WHY INVEST

High-Demand Fitness

Whipr is one of the hottest product launches of 2020/21 in one of the most in-demand verticals on the planet: fitness. **We're inviting you to be part of our success story.**

Meet Our Team



Luke Tipple

CEO

Luke is the founder of whipr. The idea came to him as he was working for Discovery Channel hosting Shark Week shows and he needed a fitness device to take on the road with him. Luke is a marine biologist and shark expert who transitioned into television hosting and then became the Executive Producer for several production companies. Whipr, Inc. is now his primary focus.



Richard Little

COO

I enable organizations to transform, revive, and thrive. My career has been devoted to mastering the full manufacturing and supply chain life cycle and I now leverage my knowledge and experience to help manufacturing companies optimize their people, processes, and profits. Having worked my way up from Production Coordinator to COO, I am passionate about empowering people. My leadership style is to lead by example and inspire others to excel. There's nothing more satisfying than helping people and organizations achieve greatness.



Daymond John

Advisory Board Member & Partner

Daymond John has come a long way from turning a $40 budget into FUBU, a $6 billion fashion game-changer. Throughout his career, Daymond has continued to be an entrepreneur in every sense of the word. He is not only a pioneer in the fashion industry but a Shark on the 4-time Emmy Award-winning Shark Tank, a New York Times best-selling author, branding guru, and highly sought-after motivational speaker. Daymond is a Board Member and Advisor and not an employee of whipr.



Rich Froning Jr

Advisory Board Member & Partner

Rich Froning Jr. is an American professional CrossFit athlete known for his achievements in participating in the CrossFit Games. He became the first person to win the title of "Fittest Man on Earth" four times with his first-place finish in the 2011, 2012, 2013, and 2014 CrossFit Games. Rich is a Board Member and Partner and not an employee of whipr.



Adrian Lee

Director of Global Supply Chain

Adrian manages all aspects of production and product development for whipr. He is an industry leader in the consumer product goods industry with over 15 year's experience. His knowledge in all aspects of global supply chain management, and working with various national retail chains have given him valuable insight into the overall industry. Adrian is a full-time employee of whipr.



Braxton DeCamp

Financial Analyst

Braxton is an experienced FP&A Analyst with a demonstrated history of working in the financial services and technology industries. He's also an avid CrossFit member and was originally a customer of whipr before joining the team. Braxton is a contractor and works 5-10 hours a week for whipr.



Margaret Fortner

Head of Growth

Margaret is an experienced growth manager and has over $100mm in lifetime performance and branding-focused marketing spends across Paid Search, Paid Social, Programmatic Display, Out of Home (OOH), and Digital Video. Margaret is a contractor and works 5-10 hours a week for whipr.



Scott Mautner

Legal Council

Scott is a transactional attorney and outsources general counsel specializing in technology, media, and telecom. Formation and governance of companies, risk management, and regulatory compliance. Mergers and acquisitions. Scott is on-call counsel for Whipr.



Jeroen Molinger

Medical applications advisor

Jeroen is program director of the LEEP-COVID Research Taskforce and Senior Lead Clinical Exercise Physiologist at Duke University Medical Center. He joined whipr as an on-call advisor to guide future medical applications and provide counsel on the required technoloigy for integrations into existing medical programs.



Jordan Sansom

Design Project Lead

Jordon is one of the first people to see whipr and has helped realize its development from the back of the napkin inception through to production. He has a decade of experience working with different organizations and brands to help bring new ideas to market. He works for Shape Industries who is the contracted lead product design agency for Whipr, Inc.



Tiziano Cousineau

Primary Designer

Tiziano Cousineau is the primary designer for whipr's products. He's passionate about all things mechanical and the fitness space. He works for Shape Industries who is the contracted lead product design agency for Whipr, Inc.



David Riley

Design Leadership

David is the Director of Design Innovation at Shape Products Inc. and one of the lead designers on Whipr's products. He works for Shape Industries who is the contracted lead product design agency for Whipr, Inc.



Chris Freeman

Advisor and product design

Chris is the Co-Founder & Owner of Black Project Hawaii, manufacturers of arguably the world's best high-performance paddles and fins. Chris serves as a highly valued advisor and product designer for whipr.



Ron Tsang

Design and Prototype leadership

Ron is the owner of Shape Products LLC, whipr's product design agency.



Rebecca Tipple

Partner

Rebecca is married to the founder and co-owner of ARLU Investments, the princple share holder.

Offering Summary

Company	Whipr, Inc.
Corporate Address	3784 Mission Ave Ste 148, Oceanside, CA 92058
Offering Minimum	$9,999.25
Offering Maximum	$2,499,999.95
Minimum Investment Amount (per investor)	$250.70

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	8,695
Maximum Number of Shares Offered	2,173,913
Price per Share	$1.15
Pre-Money Valuation	$19,952,500.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 8% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 5% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 2% Bonus Shares.

Amount-Based:

$500+ | Tier 1

Receive an additional 10% off any order made through our website.

$1000+ | Tier 2

2% Bonus Shares + Whipr hat + additional 10% off an order made through our website.

$2,500+ | Tier 3

3% Bonus Shares + Whipr hat + your choice of a row package ($788 MSRP) or a paddle/ski package ($657 MSRP). Product supplied excluding shipping and taxes.

$5,000+ | Tier 4

4% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and tax

$10,000+ | Tier 5

6% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and taxes.

** Note these perks do stack with the other live offering perks.*

The 10% StartEngine Owners' Bonus

Whipr will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

7 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Whipr has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Whipr be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Whipr has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Whipr be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

We have product shipping!

about 2 months ago

Good afternoon,

As we approach $1M in funding I'm pleased to announce that our product is now on it's way to our first customers! Most of our total initial purchase orders have been finished while the rower and base units are still in production with around 40% already completed. Our production lines are working 7 days a week producing between 200 and 500 of each per day.

Pictured is some raw footage from the factory floor where we have QC inspectors working full time. The first 2 containers of product leaves the factory on July 31st with a further 6 containers leaving for our distribution center in the first week of August.

We're thrilled to be seeing such high volumes of product steaming and winging its way to our OG backers and are looking forward to the product feedback.


Whipr factory production June/July 2021
Watch later
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Watch on YouTube

By the way, if you happen to be at the Crossfit Games, see if you can bump into Crossfit Champion Rich Froning who has our rower and ski setup for a portable training solution.

Thanks as always for your support, we look forward to sending more good news in the very near furure.

Sincerely,

Luke Tipple | founder & ceo Whipr, Inc.

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Whipr has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Whipr be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Whipr has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Whipr be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Whipr's recent progress in the medical space

3 months ago

Good afternoon!

We're just coming off the holiday weekend here in the US and to start the week off right I wanted to share some great news.

You'll have read that Whipr, Inc. is contributing and participating in medical trials with the research team at the Institute for Exercise and Environmental Medicine (IEEM) in Texas. This update brings you the latest from their team.

Below is a video from the very first viability study for assisting in the prevention of heart failure in patients that have a specific drug resistant condition. Exercise has shown to be highly effective at improving their odds of heart failure prevention, and whipr has been identified as the primary candidate for use in a standardized prescribed fitness treatment regime. This recent update is after the whipr base unit has been integrated into a 'kicking' chair (not pictured) to standardize the process and results.

"Today we first tested [whipr] on an actual study participant – with great success! The individual (a 73-year-old male heart failure patient with prior double knee replacement) was able to smoothly kick for 30min without pain or need to stop due to baseline Whipr resistance being too great. I have another participant currently kick training with us – a male of similar age – with whom I plan to complete a similar trial session early next week. I also intend to complete a high-intensity session with the participant I first described, which will entail vigorous kicking and, thus, will even better test this set-up. Given what I observed today, I have high confidence this additional trialing will go well. Thank you again for your help in providing us with the current unit and what will probably be several more. I certainly will sleep a little better this weekend knowing we seem to finally have a workable training modality for this specific population." - Mitchel Samels, M.S. | Research Coordinator, IEEM

We're thrilled by this news and are in the process of supplying production units to their research team. The production units will use bluetooth technology to sync remotely with their medical databases, providing valuable insight into the participants work effort without a technician having to be on site. We believe this has potential to not only help a lot of people, but to expand our market significantly into the medical space.

We hope you had a terrific weekend.

Sincerely

Luke Tipple | Founder & CEO Whipr, Inc.

PS We're currently over 75% subscribed on this initial offering which is very exciting. Thanks so much for your support!



Whipr base unit - research viability test
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Texas University
Harry S. Moss Heart Trust for Cardiovascular Research
"whipr base unit" research viability test
Watch on YouTube

Whipr shipping dates announced.

3 months ago

Good afternoon everyone!

Just a quick note to say thanks for investing in the next growth phase of Whipr, Inc.

I thought you'd like to know that we've confirmed shipping with our freight agents and factories and have today given our pre-order customers notifications of their shipping dates. The first bulk ocean shipment of around 2,500 orders is expected to depart our factory on or about July 28th, followed by a further 4-6k orders on or about August 25th then another 6k+ around September 22nd. This shipment schedule will fulfill all of our pre-orders inclusive of crowd-funding, e-commerce and wholesale as well as supplying our distribution centers with inventory for immediate new order fulfillment.

These are exciting times for us as we gear up to see the whipr ecosystem of products in the hands of so many customers. We anticipate the UGC and resultant sales will drive a period of rapid growth, not to mention the upcoming holiday and 'new years resolution' period during which fitness companies traditionally do really well. This will further be bolstered by capital from this raise which will immediately accelerate growth plans aimed to increased sales and market share.

Thanks again for your support, let's #getwhiprfit!

Sincerely

Luke Tipple | Whipr, Inc. Founder and CEO.

Over $450,000 raised in only the first 3 days!

3 months ago

Hi everyone,

I'm really thrilled to be welcoming so many of you to Whipr, Inc. Thank you so much for investing in our company! When we launched this campaign I wasn't quite sure what the response would be. Myself and the team are humbled and very happy to see so many people sharing our vision and the value of the investment.

We won't let you down.



Website
Oceanside, CA
$481,583 raised
462
Investors
$20M
Valuation
$1.15
Price per Share
$250.70
Min. Investment
Common
Shares Offered
Equity
Offering Type
$1.07M
Offering Max
Reg CF
Offering
INVEST NOW

I'll be personally moderating comments that come through and I look forward to connecting with you as whipr grows. For now, I thought I'd answer a couple of questions that have come up in the comments in the text below.

Thanks again for your support, let's #getwhiprfit!

Sincerely

Luke Tipple | Whipr, Inc. Founder and CEO.

Q: What stage of production are you in and when do you ship?

A: We entered initial mass production in March, it's staggered by SKU and we're producing around 80,000 units cumulative total of all SKU's across our PO's. Currently we're over 50% complete (with base units and rowers still in production) and all manufacturing for current PO's is expected to conclude in early September. This includes all pre-orders, wholesale and inventory for our US and Taiwan distribution centers. Our first mass shipment (ocean) is expected to be in our Hong Kong warehouse for processing at the end of July after which we'll be shipping en-masse every 3-4 weeks.

Q: Where have sales come from so far?

A: We raised 3.51m on Kickstarter, current sales to date exceed $5.7m and have come from an Indiegogo campaign, website sales, wholesale and post campaign sales to current customers. We market primarily on Facebook and Instagram with Youtube also performing well. We expect the user generated content (UGC) available after shipping to be a great source of future advertising material and user reviews/feedback.

Q: Are the products tested/durable?

A: Before green-lighting production all products are tested to simulate 2 years of hard use. We also have professional athletes putting them through the wringer. If it doesn't pass, it get's fixed and modified until is does. For example we've been through more than 8 distinct models of the base unit alone with dozens of tweaks and changes throughout. All products are backed by a factory supported 1 year warranty and extended protection plans are available for up to 3 years.

END OF UPDATES

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James B. 1 INVESTMENT 3 months ago Pinned by Company

This looks like a phenomenal product! That's why I just made this my very first investment of this sort. The versatility is a real attraction, as well as it's portability! Great job! I love that Daymond John is on board too. He's an amazing guy! I can't wait to get my row package.

0 View 1 reply

Caleb N. 22 INVESTMENTS 3 months ago Pinned by Company

Phenomenal idea, and an undeniably strong team to make it happen. When do you guys think you will be able to start fulfilling and shipping pre-orders and such?

0 View 2 replies

Kenyetta W. 17 INVESTMENTS 5 days ago

Being an over the road trucker that works out daily and performs crossfit. This product is perfect with easy store and go. My question is, considering that people come in all shapes and sizes. What is the safe weight capacity of the WHIPR?

0 View 1 reply

Tim C. 1 INVESTMENT 8 days ago

I am curious how some of us that had invested certain amounts will recieve the amount based bonuses. Will we receive emails or how do we inform you of what tiers we fell into.

0 View 1 reply

Bacem G. SE OWNER 25 INVESTMENTS 2 months ago

Hi there, I am a big fan of connected fitness and looking forward to invest in . I am hoping you can help answer some of my questions.

1) Have you shipped this to customers yet and if so, I am more interested in the early customer feedback

2) What does bluetooth offer besides connecting to an app. Do you have plans to have connected classes (like Peloton) where users can compete against each other?

3) With the speed of development and improvements, is it possible to hold off on my perk and get credit for that amount for the next Gen?

4) For medical usage, have you considered working w insurance or Med offices to Lease a machine during a patient rehab?

5) This May be a given but can the power be adjusted on the exercise to support different levels of fitness?

0 View 1 reply

Matt J. 2 INVESTMENTS 2 months ago

I purchased the Rich Froning version from Indiegogo earlier in the year and jumped on the opportunity to invest in this product. What is the timeline for choosing/scheduling the bonus items that come with Tier 3 and higher?

0 View 1 reply

Gerardo Andres S. 3 INVESTMENTS 2 months ago

Hello, where are your products manufactured? And when will you close this funding round?

0 View 1 reply

Gerardo Andres S. 3 INVESTMENTS 2 months ago

So I just invested in Whipr! I'm excited to be in this company as an investor with Daymond John! Not a lot of companies can say they have a Shark on their team. Let me know how I can help our company grow as an investor.

0 View 1 reply

Caleb N. 22 INVESTMENTS 2 months ago

Just had 2 more quick questions. I'll be making my investment tommorrow actually, but I was curious about:

1. What kinds of tests, and expansion opportunities do you see specifically in the medical space? I see you're doing cardio related PT and what looks to be resistance training and thats going well, which is awesome. Just curious if you could expand there a bit and also what kinds of competition is realistically in that space specifically?

Also, I see theres the "ski" aspect where you can wall mount it and pull down. Does this have the ability/future capacity to do something like a decently weighted lat pulldown for example?

Thanks in advanced, and excited for where this takes you!

0 View 2 replies

Nikita S. 34 INVESTMENTS 3 months ago

Hi everyone, a phenomenal product with an incredibly strong team!

From what I understand, you are shipping the already existing orders in July, August, and September? Are any new orders coming in and how many? When are you planning to ship the orders after the original three batches are done with?

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California Investor Only - Do Not Sell My Personal Information

Whipr

Paddle, Ski, Row +


Oversubscribed

Website | Oceanside, CA

A full-sized workout, stored next to your sneakers. Whipr is a portable ERG machine designed for Paddle, Row, Ski, Swim, Surf, Kayak, Canoe, Dragon Boat & multi sport training.

$1,043,387 raised

990 Investors	$20M Valuation
$1.15 Price per Share	$250.70 Min. Investment
Common Shares Offered	Equity Offering Type
$2.5M Offering Max	22 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 8 | Comments | Follow

Reasons to Invest

- Whipr's Advisory Board includes FUBU CEO and Shark Tank star Daymond John and 4 x Crossfit Games winner Rich Froning Jr.
- #2 highest funded fitness Kickstarter in history raising $3.51M from 9,100 backers. Pre-sales since August 2020 exceed $5.7M with over 11,500 customers. Over the next 12 months we intend to continue growth with new products, VR compatibility and a subscription service.
- The global fitness industry is an $11 billion market, and Whipr has been granted a strong patent allowance for portable ERG machines and our rowing accessory. Our applications extend beyond this market with medical trials in progress.

OVERVIEW

Rewards

Get rewarded for investing more into Whipr:

$250+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment

Tier 1

Receive an additional 10% off any order made through our website.


Whipr is your all-in-one portable cardio gym, for those who like variety in their workout.
whipr


Paddle
Ski
Row
& More
Get 10 different workouts, anywhere you can imagine for an affordable price.

THE PROBLEM


Our technology replaces bulky, space-consuming, single-purpose cardio machines.

THE SOLUTION


Whipr's paddle, ski, row system offers a full sized workout and fits in a standard 30" suitcase.

THE MARKET


We're initially targeting the cardio equipment segment, the largest market share of the $11.5B fitness equipment market.
The global home fitness equipment market is expected to grow by
$3.7 Billion
from 2019 to 2027

Source

$1,000+
Investment
Tier 2
2% Bonus Shares + Whipr hat + additional 10% off an order made through our website.

$2,500+
Investment
Tier 3
3% Bonus Shares + Whipr hat + your choice of a row package ($788 MSRP) or a paddle/ski package ($657 MSRP). Product supplied excluding shipping and taxes.

$5,000+
Investment
Tier 4
4% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and tax

$10,000+
Investment
Tier 5
6% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and taxes.

THE BUSINESS MODEL



Our earnings are driven by a gross profit margin of 62%.
GROWTH SECTORS
eCommerce
Military
Medical Sales
Hospitality
Wholesale



Our direct to consumer channels have an Average Order Value of $830.
WHOLESALE RELATIONSHIPS IN NEGOTIATION
The Netherlands
Australia
Korea
New Zealand

OUR LEADERSHIP



Luke Tipple
Founder & CEO
Daymond John
Advisory Board Member
Rich Froning, Jr.
Advisory Board Member
We're led by well known Discovery Channel Host - CEO Luke Tipple.
Shark Tank investor Daymond John and Crossfit legend Rich Froning are on our Advisory Board.

TRACTION



The base unit is compatible with Virtual Reality trainers and we've already been granted a patent on our base unit and rower accessory.
Use Our App To Track Your Training Sessions!



2020/21 Pre-Orders By $ Amount
(In Millions)
$6
$5
$3
$2
$1
$0
AUG SEP OCT NOV DEC JAN FEB MAR
We were the 2nd highest fitness Kickstarter with 9,100 backers and have over $5.7M of presales from 11,500 customers.

WHY INVEST

We've done all of this within our first 10 months.


After an extensive search, we have identified Whipr as the best device available to integrate and place in our patients' homes.
Benjamin D. Levine, M.D., FACC, FAHA, FACSM

A PEAK INTO THE FUTURE



*This Product Is In Development And Intended For Release In Late 2021. The Images Are Computer Renderings Generated By Our Design Engineers.

We're just getting started. Own a part of Whipr today.

Invest starting at $250.70.

INVEST IN WHIPR

Meet Our Team



Luke Tipple

CEO

Luke is the founder of whipr. The idea came to him as he was working for Discovery Channel hosting Shark Week shows and he needed a fitness device to take on the road with him. Luke is a marine biologist and shark expert who transitioned into television hosting and then became the Executive Producer for several production companies. Whipr, Inc. is now his primary focus.



Richard Little

COO

I enable organizations to transform, revive, and thrive. My career has been devoted to mastering the full manufacturing and supply chain life cycle and I now leverage my knowledge and experience to help manufacturing companies optimize their people, processes, and profits. Having worked my way up from Production Coordinator to COO, I am passionate about empowering people. My leadership style is to lead by example and inspire others to excel. There's nothing more satisfying than helping people and organizations achieve greatness.



Daymond John

Advisory Board Member & Partner

Daymond John has come a long way from turning a $40 budget into FUBU, a $6 billion fashion game-changer. Throughout his career, Daymond has continued to be an entrepreneur in every sense of the word. He is not only a pioneer in the fashion industry but a Shark on the 4-time Emmy Award-winning Shark Tank, a New York Times best-selling author, branding guru, and highly sought-after motivational speaker. Daymond is a Board Member and Advisor and not an employee of whipr.


Rich Froning

Rich Froning Jr

Advisory Board Member & Partner

Rich Froning Jr. is an American professional CrossFit athlete known for his achievements in participating in the CrossFit Games. He became the first person to win the title of "Fittest Man on Earth" four times with his first-place finish in the 2011, 2012, 2013, and 2014 CrossFit Games. Rich is a Board Member and Partner and not an employee of whipr.



Adrian Lee

Director of Global Supply Chain

Adrian manages all aspects of production and product development for whipr. He is an industry leader in the consumer product goods industry with over 15 year's experience. His knowledge in all aspects of global supply chain management, and working with various national retail chains have given him valuable insight into the overall industry. Adrian is a full-time employee of whipr.



Braxton DeCamp

Financial Analyst

Braxton is an experienced FP&A Analyst with a demonstrated history of working in the financial services and technology industries. He's also an avid CrossFit member and was originally a customer of whipr before joining the team. Braxton is a contractor and works 5-10 hours a week for whipr.



Margaret Fortner

Head of Growth

Margaret is an experienced growth manager and has over $100mm in lifetime performance and branding-focused marketing spends across Paid Search, Paid Social, Programmatic Display, Out of Home (OOH), and Digital Video. Margaret is a contractor and works 5-10 hours a week for whipr.



Scott Mautner

Legal Council

Scott is a transactional attorney and outsources general counsel specializing in technology, media, and telecom. Formation and governance of companies, risk management, and regulatory compliance. Mergers and acquisitions. Scott is on-call counsel for Whipr.



Jeroen Molinger

Medical applications advisor

Jeroen is program director of the LEEP-COVID Research Taskforce and Senior Lead Clinical Exercise Physiologist at Duke University Medical Center. He joined whipr as an on-call advisor to guide future medical applications and provide counsel on the required technoloigy for integrations into existing medical programs.



Jordan Sansom

Design Project Lead

Jordon is one of the first people to see whipr and has helped realize its development from the back of the napkin inception through to production. He has a decade of experience working with different organizations and brands to help bring new ideas to market. He works for Shape Industries who is the contracted lead product design agency for Whipr, Inc.



Tiziano Cousineau

Primary Designer

Tiziano Cousineau is the primary designer for whipr's products. He's passionate about all things mechanical and the fitness space. He works for Shape Industries who is the contracted lead product design agency for Whipr, Inc.



David Riley

Design Leadership

David is the Director of Design Innovation at Shape Products Inc. and one of the lead designers on Whipr's products. He works for Shape Industries who is the contracted lead product design agency for Whipr, Inc.



Chris Freeman

Advisor and product design

Chris is the Co-Founder & Owner of Black Project Hawaii, manufacturers of arguably the world's best high-performance paddles and fins. Chris serves as a highly valued advisor and product designer for whipr.



Ron Tsang

Design and Prototype leadership

Ron is the owner of Shape Products LLC, whipr's product design agency.



Rebecca Tipple

Partner

Rebecca is married to the founder and co-owner of ARLU Investments, the princple share holder.

Offering Summary

Company :	Whipr, Inc.
Corporate Address :	3784 Mission Ave Ste 148, Oceanside, CA 92058
Offering Minimum :	$9,999.25
Offering Maximum :	$2,499,999.95
Minimum Investment Amount (per investor) :	$250.70

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	8,695
Maximum Number of Shares Offered	:	2,173,913
Price per Share	:	$1.15
Pre-Money Valuation	:	$19,952,500.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 8% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 5% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 2% Bonus Shares.

Amount-Based:

$500+ | Tier 1

Receive an additional 10% off any order made through our website.

$1000+ | Tier 2

2% Bonus Shares + Whipr hat + additional 10% off an order made through our website.

$2,500+ | Tier 3

3% Bonus Shares + Whipr hat + your choice of a row package ($788 MSRP) or a paddle/ski package ($657 MSRP). Product supplied excluding shipping and taxes.

$5,000+ | Tier 4

4% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and tax

$10,000+ | Tier 5

6% Bonus Shares + Whipr hat + Whipr paddle/ski/row package (retail $1056 MSRP). Product supplied excluding shipping and taxes.

** Note these perks do stack with the other live offering perks.*

The 10% StartEngine Owners' Bonus

Whipr will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

7 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Whipr has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Whipr be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Whipr has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Whipr be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

We have product shipping!

about 2 months ago

Good afternoon,

As we approach $1M in funding I'm pleased to announce that our product is now on it's way to our first customers! Most of our total initial purchase orders have been finished while the rower and base units are still in production with around 40% already completed. Our production lines are working 7 days a week producing between 200 and 500 of each per day.

Pictured is some raw footage from the factory floor where we have QC inspectors working full time. The first 2 containers of product leaves the factory on July 31st with a further 6 containers leaving for our distribution center in the first week of August.

We're thrilled to be seeing such high volumes of product steaming and winging its way to our OG backers and are looking forward to the product feedback.


Whipr factory production June/July 2021
Watch later
Share
Watch on YouTube

By the way, if you happen to be at the Crossfit Games, see if you can bump into Crossfit Champion Rich Froning who has our rower and ski setup for a portable training solution.

Thanks as always for your support, we look forward to sending more good news in the very near furure.

Sincerely,

Luke Tipple | founder & ceo Whipr, Inc.

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Whipr has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Whipr be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Whipr has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Whipr be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Whipr's recent progress in the medical space

3 months ago

Good afternoon!

We're just coming off the holiday weekend here in the US and to start the week off right I wanted to share some great news.

You'll have read that Whipr, Inc. is contributing and participating in medical trials with the research team at the Institute for Exercise and Environmental Medicine (IEEM) in Texas. This update brings you the latest from their team.

Below is a video from the very first viability study for assisting in the prevention of heart failure in patients that have a specific drug resistant condition. Exercise has shown to be highly effective at improving their odds of heart failure prevention, and whipr has been identified as the primary candidate for use in a standardized prescribed fitness treatment regime. This recent update is after the whipr base unit has been integrated into a 'kicking' chair (not pictured) to standardize the process and results.

"Today we first tested [whipr] on an actual study participant – with great success! The individual (a 73-year-old male heart failure patient with prior double knee replacement) was able to smoothly kick for 30min without pain or need to stop due to baseline Whipr resistance being too great. I have another participant currently kick training with us – a male of similar age – with whom I plan to complete a similar trial session early next week. I also intend to complete a high-intensity session with the participant I first described, which will entail vigorous kicking and, thus, will even better test this set-up. Given what I observed today, I have high confidence this additional trialing will go well. Thank you again for your help in providing us with the current unit and what will probably be several more. I certainly will sleep a little better this weekend knowing we seem to finally have a workable training modality for this specific population." - Mitchel Samels, M.S. | Research Coordinator, IEEM

We're thrilled by this news and are in the process of supplying production units to their research team. The production units will use bluetooth technology to sync remotely with their medical databases, providing valuable insight into the participants work effort without a technician having to be on site. We believe this has potential to not only help a lot of people, but to expand our market significantly into the medical space.

We hope you had a terrific weekend.

Sincerely

Luke Tipple | Founder & CEO Whipr, Inc.

PS We're currently over 75% subscribed on this initial offering which is very exciting. Thanks so much for your support!



Whipr base unit - research viability test
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Texas University
Harry S. Moss Heart Trust for Cardiovascular Research
"whipr base unit" research viability test
Watch on YouTube

Whipr shipping dates announced.

3 months ago

Good afternoon everyone!

Just a quick note to say thanks for investing in the next growth phase of Whipr, Inc.

I thought you'd like to know that we've confirmed shipping with our freight agents and factories and have today given our pre-order customers notifications of their shipping dates. The first bulk ocean shipment of around 2,500 orders is expected to depart our factory on or about July 28th, followed by a further 4-6k orders on or about August 25th then another 6k+ around September 22nd. This shipment schedule will fulfill all of our pre-orders inclusive of crowd-funding, e-commerce and wholesale as well as supplying our distribution centers with inventory for immediate new order fulfillment.

These are exciting times for us as we gear up to see the whipr ecosystem of products in the hands of so many customers. We anticipate the UGC and resultant sales will drive a period of rapid growth, not to mention the upcoming holiday and 'new years resolution' period during which fitness companies traditionally do really well. This will further be bolstered by capital from this raise which will immediately accelerate growth plans aimed to increased sales and market share.

Thanks again for your support, let's #getwhiprfit!

Sincerely

Luke Tipple | Whipr, Inc. Founder and CEO.

Over $450,000 raised in only the first 3 days!

3 months ago

Hi everyone,

I'm really thrilled to be welcoming so many of you to Whipr, Inc. Thank you so much for investing in our company! When we launched this campaign I wasn't quite sure what the response would be. Myself and the team are humbled and very happy to see so many people sharing our vision and the value of the investment.

We won't let you down.



Website
Oceanside, CA
$481,583 raised
462
Investors
$20M
Valuation
$1.15
Price per Share
$250.70
Min. Investment
Common
Shares Offered
Equity
Offering Type
$1.07M
Offering Max
Reg CF
Offering
INVEST NOW

I'll be personally moderating comments that come through and I look forward to connecting with you as whipr grows. For now, I thought I'd answer a couple of questions that have come up in the comments in the text below.

Thanks again for your support, let's #getwhiprfit!

Sincerely

Luke Tipple | Whipr, Inc. Founder and CEO.

Q: What stage of production are you in and when do you ship?

A: We entered initial mass production in March, it's staggered by SKU and we're producing around 80,000 units cumulative total of all SKU's across our PO's. Currently we're over 50% complete (with base units and rowers still in production) and all manufacturing for current PO's is expected to conclude in early September. This includes all pre-orders, wholesale and inventory for our US and Taiwan distribution centers. Our first mass shipment (ocean) is expected to be in our Hong Kong warehouse for processing at the end of July after which we'll be shipping en-masse every 3-4 weeks.

Q: Where have sales come from so far?

A: We raised 3.51m on Kickstarter, current sales to date exceed $5.7m and have come from an Indiegogo campaign, website sales, wholesale and post campaign sales to current customers. We market primarily on Facebook and Instagram with Youtube also performing well. We expect the user generated content (UGC) available after shipping to be a great source of future advertising material and user reviews/feedback.

Q: Are the products tested/durable?

A: Before green-lighting production all products are tested to simulate 2 years of hard use. We also have professional athletes putting them through the wringer. If it doesn't pass, it get's fixed and modified until is does. For example we've been through more than 8 distinct models of the base unit alone with dozens of tweaks and changes throughout. All products are backed by a factory supported 1 year warranty and extended protection plans are available for up to 3 years.

END OF UPDATES

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James B. 1 INVESTMENT 3 months ago Pinned by Company

This looks like a phenomenal product! That's why I just made this my very first investment of this sort. The versatility is a real attraction, as well as it's portability! Great job! I love that Daymond John is on board too. He's an amazing guy! I can't wait to get my row package.

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Caleb N. 22 INVESTMENTS 3 months ago Pinned by Company

Phenomenal idea, and an undeniably strong team to make it happen. When do you guys think you will be able to start fulfilling and shipping pre-orders and such?

0 View 2 replies

Kenyetta W. 17 INVESTMENTS 5 days ago

Being an over the road trucker that works out daily and performs crossfit. This product is perfect with easy store and go. My question is, considering that people come in all shapes and sizes. What is the safe weight capacity of the WHIPR?

0 View 1 reply

Tim C. 1 INVESTMENT 8 days ago

I am curious how some of us that had invested certain amounts will recieve the amount based bonuses. Will we receive emails or how do we inform you of what tiers we fell into.

0 View 1 reply

Bacem G. SE OWNER 25 INVESTMENTS 2 months ago

Hi there, I am a big fan of connected fitness and looking forward to invest in . I am hoping you can help answer some of my questions.

1) Have you shipped this to customers yet and if so, I am more interested in the early customer feedback

2) What does bluetooth offer besides connecting to an app. Do you have plans to have connected classes (like Peloton) where users can compete against each other?

3) With the speed of development and improvements, is it possible to hold off on my perk and get credit for that amount for the next Gen?

4) For medical usage, have you considered working w insurance or Med offices to Lease a machine during a patient rehab?

5) This May be a given but can the power be adjusted on the exercise to support different levels of fitness?

0 View 1 reply

Matt J. 2 INVESTMENTS 2 months ago

I purchased the Rich Froning version from Indiegogo earlier in the year and jumped on the opportunity to invest in this product. What is the timeline for choosing/scheduling the bonus items that come with Tier 3 and higher?

0 View 1 reply

Gerardo Andres S. 3 INVESTMENTS 2 months ago

Hello, where are your products manufactured? And when will you close this funding round?

0 View 1 reply

Gerardo Andres S. 3 INVESTMENTS 2 months ago

So I just invested in Whipr! I'm excited to be in this company as an investor with Daymond John! Not a lot of companies can say they have a Shark on their team. Let me know how I can help our company grow as an investor.

0 View 1 reply

Caleb N. 22 INVESTMENTS 2 months ago

Just had 2 more quick questions. I'll be making my investment tommorrow actually, but I was curious about:

1. What kinds of tests, and expansion opportunities do you see specifically in the medical space? I see you're doing cardio related PT and what looks to be resistance training and thats going well, which is awesome. Just curious if you could expand there a bit and also what kinds of competition is realistically in that space specifically?

Also, I see theres the "ski" aspect where you can wall mount it and pull down. Does this have the ability/future capacity to do something like a decently weighted lat pulldown for example?

Thanks in advanced, and excited for where this takes you!

0 View 2 replies

Nikita S. 34 INVESTMENTS 3 months ago

Hi everyone, a phenomenal product with an incredibly strong team!

From what I understand, you are shipping the already existing orders in July, August, and September? Are any new orders coming in and how many? When are you planning to ship the orders after the original three batches are done with?

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: NARRATOR

Meet whipr. A portable, multifunctional, E.R.G. cardio resistance machine.

VO: NARRATOR

With whipr you can stand up paddle... cross country ski... row... swim... kayak... canoe... train burst plyometric movements and more

VO: NARRATOR

Since launching in August 2020, Whipr became the second highest funded fitness project on Kickstarter raising over $3.5 million dollars from over 9000 backers.

Sales to date are over $5.7 million dollars

VO: NARRATOR

Whipr's Advisory board includes Shark Tank star and CEO of FUBU Daymond John, 4 x crossfit games champion Rich Froning, and our founder, Discovery Channel's Luke Tipple.

VO: LUKE

Whipr solves a problem that we all have, how to fit full sized training machines into valuable floorspace in your home. Our base unit and accessories comfortably fit in a suitcase for travel or storage while still delivering a full sized workout experience at a budget conscious price. Bluetooth connectivity and VR compatibility enhance the experience and keep our users motivated.

NARRATOR

As a company, Whipr is ready to take on the $11 billion global fitness equipment industry.

DAYMOND

"I invested in whipr because I saw the need for a machine like this as the home fitness market is undeniably exploding. But, I don't just invest in businesses, I invest in people and Luke and the entire team are amazing. They understand what they are doing and they are obsessed with their customers"

NARRATOR

In the past few months we've been given a utility patent allowance on our base unit and rower, are patent pending on our ski accessory, have secured our first international distributor deals in Australia, New Zealand and Taiwan, established distribution centers in Hong Kong and the US and hired leading experts in the fitness space.

RICH

"Once I heard about this thing I reached out and spoke to the whipr team and I was so impressed that I decided to join the team. I'll be working with them on product testing and development to ensure that this thing is built to the standards that we all expect"

NARRATOR

But whipr is not just a consumer product, we're currently participating in two university led medical studies in perioperative rehabilitation and heart failure prevention.

Should these studies go as expected, whipr could help millions of patients in the US alone.

LUKE

We believe whipr has grown at an incredible pace but to maintain this momentum we need to expand. We anticipate this raise will help us purchase more inventory, release new products, increase our production capacity, expand our distribution network and release a subscription service to our customer base.

LUKE

We believe the fitness market is booming and we have the right team to make our company a global success story. I'm inviting you to own a piece of whipr and join us on our journey.

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